September 30, 2011
Via EDGAR
Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
United States of America

RE:	China Unicom (Hong Kong) Limited Form 20-F for the fiscal year ended December 31, 2010 Filed on May 26, 2011 File No. 001-15028

Dear Mr. Spirgel:
This is in response to the comment letter from the Staff of the Securities and Exchange Commission (the “Commission”), dated September 8, 2011, relating to the annual report on Form 20-F of China Unicom (Hong Kong) Limited (the “Company”) for the fiscal year ended December 31, 2010 (the “Form 20-F”), which was filed with the Commission on May 26, 2011.
For your convenience, the Company has included the Staff’s comments in this response letter in italicized form and keyed its responses accordingly. The page numbers in the responses, unless otherwise indicated, refer to the page numbers of the Form 20-F. The Company is submitting a copy of this letter as “correspondence” via EDGAR. The Company’s responses to the comments are as follows.
Item 5. Operating and Financial Review and Prospects
Operating results, page 59
1.
We note that your segment information on page F-55 discloses that the CODM evaluates results of each operating segment based on revenue and costs that are directly attributable to the operating segments, resulting in segment income or loss before taxes. Please revise your discussion of Operating Results in future filings to address your segment profitability measure, including directly attributable operating costs, consistent with those disclosed in your IFRS 8 segment information as is required by Financial Reporting Release No. 36 (Section 501.06).

Mr. Larry Spirgel	2
The Company respectfully advises the Staff that the Company noted the requirements under Financial Reporting Release No. 36 (Section 501.06). In response to the Staff’s comment, the Company will include in its future annual reports on Form 20-F discussions on its segment profitability measure, including operating costs directly attributable to each segment. Such disclosure will be included in the “Operating and Financial Review and Prospects — Operating Results” under Item 5 of the Company’s future annual reports on Form 20-F.
Item 18. Financial Statements
Note 2 Summary of Significant Accounting Policies
2.25 Revenue Recognition, Page F-36
2.
We note your change in revenue recognition policy for promotional packages to customers that include the bundled sale of mobile handset and provision of service. Please describe in detail how you determined that the alternative treatment, the relative fair value method, is more reliable and more relevant in comparison to the residual method, as an allowable change in policy is not presumed to, nor is it generally considered to, always provide the most relevant or reliable information for a particular entity’s financial reporting pursuant to IAS 8 paragraph 14(b).

The Company respectfully advises the Staff that it continuously evaluates its revenue recognition policy for promotional packages to customers that include the bundled sales of mobile handsets and provision of services (“Promotional Packages”). Due to changes in its marketing strategy, the Company began to offer new Promotional Packages with higher handset subsidies in May 2010, which allow the subscribers to pay lower amounts of prepaid deposits and monthly minimum spending. As a result, the Company decided to change its relevant revenue recognition policy from the residual value method to the relative fair value method in the fourth quarter of 2010 for the reasons set forth below. The Company believes the relative fair value method provides reliable and more relevant information to the users of the Company’s financial statements.
The Company’s Promotional Packages have the following features: (i) a mobile handset will be transferred and future telecommunications services will be provided to the subscriber; (ii) the subscriber is required to prepay a certain amount of deposit upfront and is committed to incur a minimum amount of telecommunications services spending during the contract period (normally two years); (iii) based on different levels of prepaid deposits and the amount of committed monthly minimum spending, the subscriber will be granted different levels of subsidies to purchase a mobile handset; and (iv) the deposit will not be refunded if the subscriber early terminates the package plan before the expiry of the contract period.
Prior to the launch of new Promotional Packages with higher handset subsidies in May 2010, the subsidies to purchase mobile handset in the Promotional Packages were not significant. As a result, the number of subscribers developed under these Promotional Packages was small compared to the Company’s subscriber base and the revenue derived from such Promotional Packages was insignificant to the Company’s overall revenue. Therefore, the difference between adopting the residual value method and the relative fair value method was immaterial to the Company’s overall revenue and profit. Accordingly, the Company decided to adopt the residual value method, even though each deliverable had standalone fair value.

Mr. Larry Spirgel	3
In May 2010, facing the intensified market competition, the Company changed its marketing strategy by offering new Promotional Packages that allow subscribers to pay lower amounts of prepaid deposits and monthly minimum spending than previously offered Promotional Packages. As a result, subscribers of Promotional Packages increased significantly, particularly those who subscribe for the Promotional Packages with full subsidies for mobile handsets. To illustrate the significant increase in subscribers of Promotional Packages during 2010, under the residual value method, the Company’s loss of mobile handsets under Promotional Packages increased from RMB0.30 billion for the first quarter of 2010 to RMB0.87 billion for the second quarter of 2010, and to RMB1.82 billion for third quarter of 2010. With the change of mobile handset subsidies offered under the Promotional Packages and the significant increase in subscribers of the Promotional Packages with full subsidies for the mobile handsets, if the Company continued to use the residual value method in 2010, no or an insignificant amount of revenue would have been allocated to the mobile handset component in many cases. This result would not have fairly reflected the two distinct revenue streams under Promotional Packages, and would have resulted in a significant loss upon the delivery of mobile handsets although each Promotional Package as a whole is profit-making. Accordingly, such accounting outcome would not provide reliable information, as the cost or fair value of the mobile phones is not insignificant compared to that associated with the provision of telecommunications services. The following table sets forth the financial impact of the most popular Promotional Package (“Package A”) in 2010 before and after May 2010 under the residual value method and the relative fair value method, respectively:
Major terms of Package A:
•	Before May 2010, if a subscriber committed to spend RMB286 per month for the 24-month contract period, the subscriber would be entitled to purchase a mobile handset at RMB2,699.

•	After May 2010, if a subscriber commits to spend RMB286 per month for the 24-month contract period, the subscribers will be entitled to receive the same type of mobile handset for free.

	Package A before May 2010		Package A after May 2010
	Residual value	Relative fair value	Residual value	Relative fair value
	method	method	method	method
Total contract consideration of Package A (RMB)	9,563	9,563	6,864	6,864
Revenue allocated to services	6,864	5,533	6,864	3,972
Revenue allocated to mobile handsets	2,699	4,030	—	2,892
Fair value of services	6,864	6,864	6,864	6,864
Fair value of mobile handset	4,999	4,999	4,999	4,999
Discount on services	—	19%	—	42%
Discount on mobile handsets	46%	19%	100%	42%

Mr. Larry Spirgel	4
Considering the foregoing, the Company concluded that the relative fair value method achieves a more objective presentation of financial results and performance of the Company with the development of its WCDMA business, and thus provides reliable and more relevant information to the users of the Company’s financial statements. In addition, the Company also took into consideration the recent exposure draft on revenue recognition issued by the International Accounting Standards Board (the “IASB”) in June 2010. Under the exposure draft, the relative fair value method is to be the only acceptable allocation method when accounting for arrangements with multiple performance obligations. Although the exposure draft has not been adopted as an accounting standard, it nevertheless demonstrates that IASB is currently of the view that the relative fair value method generally provides reliable and more relevant information than the residual value method. Moreover, from an industry practice perspective, a large number of major telecommunications companies in the United States and Europe adopt the relative fair value method or similar accounting treatments for multiple element arrangements, according to publicly available information.
Due to the foregoing reasons, the Company determined that the relative fair value method for Promotional Packages would provide reliable and more relevant information on the financial effects of the separate elements of mobile handsets and telecommunications services under the Promotional Packages according to International Accounting Standard 8 “Accounting Polices, Changes in Accounting Estimates and Errors” paragraph 14(b), and thus decided to change its accounting policy for Promotional Packages from the residual value method to the relative fair value method. The Company also respectfully advises the Staff that the above change in accounting policy did not have any significant impact on the financial statements for the year ended December 31, 2009 and, accordingly, the Company did not restate the comparative figures for the year ended December 31 2009.

Mr. Larry Spirgel	5
*       *       *       *
In connection with responding to the Staff’s comments, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Thank you again for your time. Please feel free to contact Ms. CHU Ka Yee (tel: +852-2121-3220; fax: +852-2121-3232; email: karrychu@chinaunicom.com.hk) or Ms. Chun Wei of Sullivan & Cromwell LLP (tel: 852-2826-8666; fax: +852 2522-2280; email: weic@sullcrom.com) with any questions you may have.

Sincerely,
/s/ CHANG Xiaobing
CHANG Xiaobing
Chairman and Chief Executive Officer

cc:	Messrs. Robert S. Littlepage Joe Cascarano (Securities and Exchange Commission)

Mr. LI Fu Shen Ms. CHU Ka Yee (China Unicom (Hong Kong) Limited)

Ms. Chun Wei Mr. Ching-Yang Lin Ms. Wei Li (Sullivan & Cromwell LLP)

Mr. Elton Yeung Ms. Brenda Tam (PricewaterhouseCoopers)

CHINA UNICOM (HONG KONG) LIMITED
75th Floor, The Center, 99 Queen’s Road Central, Hong Kong
Tel: (852) 2126 2018       Fax: (852) 2126 2016       Website: www.chinaunicom.com.hk